Exhibit 99.1

SINGAPORE (June 9, 2023) Karooooo Limited (“Karooooo”) announces final details on the Interim Cash Dividend declared on May 8, 2023.

Interim Dividend – Finalization Notice

Further to the Company’s announcement on 8 May 2023, shareholders are reminded that the relevant dates relating to the payment of the interim cash dividend are as follows:

	NASDAQ	JSE

Last date to trade cum dividend	Wednesday, June 21, 2023	Tuesday, June 20, 2023
Shares commence trading Ex-dividend	Thursday, June 22, 2023	Wednesday, June 21, 2023
Record date	Friday, June 23, 2023	Friday, June 23, 2023
Dividend payment date	Monday, July 3, 2023	Monday, July 3, 2023

Shareholders registered on the South African section of the share register will not be allowed to dematerialize or rematerialize their shareholdings between Wednesday, June 21, 2023 and Friday, June 23, 2023, both dates inclusive, and transfers between the NASDAQ and South African register will not be permitted between Friday, June 9, 2023 and Friday June 23, 2023, both days inclusive.

Additional information for South African resident shareholders of Karooooo Ltd.:

Shareholders registered on the South African section of the register are advised that the distribution of USD 0.85 per ordinary shares will be converted to Rands using the USD/ZAR spot rate from Oanda Currency Converter (www.oanda.com), as determined on Friday, 9 June 2023 at 14h00 Singaporean time, of 18.9422. This will equate to a gross dividend of ZAR cents 1610.087 per share.

Karooooo Ltd. tax reference number is 201817157Z.

The issued ordinary share capital of Karooooo Ltd. is 30,951,106 ordinary shares.

The dividend will be distributed by the Company from distributable profit reserves and is regarded as a “foreign dividend” (as defined in the South African Income Tax Act No. 58 of 1962) for South African resident shareholders holding shares on the South African register.

Singapore does not impose withholding tax on dividends.

Dividends declared and paid by the Company to South African resident shareholders holding shares on the South African register are subject to South African dividend tax (“SA DWT”) of 20% (subject to any applicable exemptions that may apply). The net dividend to South African resident shareholders who are not exempt from SA Tax, equates to ZAR cents 1288.0696 per share.

Dividends will be paid net of SA DWT, to be withheld and paid to the South African Revenue Service. Such tax must be withheld unless beneficial owners of the dividend have provided the necessary documented proof to the regulated intermediary (being a broker, CSD participant, nominee company or the Company’s transfer secretaries, Computershare Investor Services (Pty) Ltd., Private Bag x9000, Saxonwold, 2132, South Africa) that they are exempt therefrom, or entitled to a reduced rate, as a result of any relevant double taxation agreement between South Africa and the country of tax domicile of such owner.

Shareholders are encouraged to consult their professional tax advisers should they be in any doubt as to the appropriate action to take.

About Karooooo

Karooooo, headquartered in Singapore, assists thousands of enterprise customers to digitally transform their on-the-ground operations. We are a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,700,000 connected vehicles and equipment. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com